UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 14, 2002

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                     -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - June 30, 2001 and 2002
2. Statements  of Income for the six months ended June 30, 2001 and 2002
3. Summary Financial Data by Business Segment for the six months ended June 30, 2001 and 2002
4. Selected Historical Financial and Other Data - 2Q2001, 2Q2002, 1H2001 and 1H2002
5. Reclassification of Certain Financial Statement Itens

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                            June 30,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               6,959         32,564

Accounts receivable, net                               14,770         18,002

Revenue-earning vehicles, net                          52,652         70,986

Deferred income and social contribution taxes             154            637

Recoverable taxes                                       7,717          8,490

Other                                                   2,122          1,570
                                                      -------        -------
                                                       84,374        132,249
                                                      -------        -------

NONCURRENT ASSETS:

Accounts receivable, net                                    -          1,361

Revenue-earning vehicles, net                          99,382         97,736

Escrow deposits                                           512            835

Deferred income and social contribution taxes             477            693
                                                      -------        -------
                                                      100,371        100,625
                                                      -------        -------


OFFICE EQUIPMENT, NET                                     365            397
                                                      -------        -------

         Total assets                                 185,110        233,271
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                            June 30,
                                                     -----------------------
                                                       2001           2002
CURRENT LIABILITIES:                                 --------       --------

Loans and financing                                    10,032            638

Accounts payable                                        6,944          7,995

Payroll and related charges                               994          1,099

Income and social contribution taxes                    9,176         10,032

Deferred income and social contribution taxes             285          2,387

Taxes, other than on income                               428            369

Advances from customers                                   186            407

Other                                                     337          3,210
                                                       ------         ------
                                                       28,382         26,137
                                                       ------         ------

NONCURRENT LIABILITIES:

Reserve for contingencies                               1,597          2,508

Deferred income and social contribution taxes             537          3,287

Other                                                     537            148
                                                        -----          -----
                                                        2,671          5,943
                                                        -----          -----
SHAREHOLDERS' EQUITY

Capital stock                                         110,134        121,014

Accumulated earnings                                   43,923         80,177
                                                      -------        -------
                                                      154,057        201,191
                                                      -------        -------

         Total liabilities and shareholders' equity   185,110        233,271
                                                      =======        =======

                                TOTAL FLEET S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                   Six months ended June 30,
                                                   -------------------------
                                                      2001           2002
NET REVENUES:                                       --------        -------


Fleet management                                      57,964         59,681

Used car sales                                        19,693         35,532
                                                      ------         ------
  Total net revenues                                  77,657         95,213
                                                      ------         ------


EXPENSES AND COSTS:

Direct operating                                     (12,842)       (15,654)

Cost of used car sales                               (13,038)       (27,203)

Taxes on revenues                                     (2,561)        (2,696)

Selling, general and administrative                   (5,735)        (8,237)

Depreciation of vehicles                             (14,076)        (5,559)

Other depreciation and amortization                      (69)           (43)
                                                     -------        -------
  Total operating expenses and costs                 (48,321)       (59,392)
                                                     -------        -------

Operating income                                      29,336         35,821
                                                      ------         ------

FINANCIAL INCOME (EXPENSE), NET                          509          2,371
                                                      ------         ------

Income before taxes                                   29,845         38,192


INCOME AND SOCIAL CONTRIBUTION TAXES                 (10,057)       (12,863)

                                                     -------        -------

Net income                                            19,788         25,329
                                                      ======         ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                           Six months ended June 30,
                                           -------------------------
                                             2001              2002
                                           --------          -------

      NET REVENUES:

      Fleet management                       57,964           59,681

      Used car sales                         19,693           35,532
                                             ------           ------
                                             77,657           95,213
                                             ------           ------

      DEPRECIATION:

      Vehicle                               (14,076)          (5,559)

      Other                                     (69)             (43)
                                            -------           ------
                                            (14,145)          (5,602)
                                            -------           ------

      OPERATING INCOME:

      Fleet management                       26,090           32,385

      Used car sales                          5,270            5,300

      Corporate expenses                     (1,955)          (1,821)

      Other depreciation                        (69)             (43)
                                             ------           ------
                                             29,336           35,821
                                             ------           ------


      OPERATING MARGIN:

      Fleet management                         45.0%            54.3%

      Used car sales                           26.8%            14.9%

      Total                                    37.8%            37.6%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )
                                                         2 Q 2001    2 Q 2002   1 H 2001   1 H 2002
                                                         --------    --------   --------   --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                         29,064      29,689     57,964     59,681
  Used car sales                                            8,401      13,584     19,693     35,532
                                                           ------      ------     ------     ------

Total net revenues                                         37,465      43,273     77,657     95,213
                                                           ------      ------     ------     ------
Direct operating costs and expenses:

  Fleet management                                         (5,979)     (7,441)   (12,842)   (15,654)
  Cost of used car sales                                   (5,526)    (10,323)   (13,038)   (27,203)
  Taxes on revenues                                        (1,287)     (1,340)    (2,561)    (2,696)
                                                           ------      ------     ------    -------
Total direct operating costs and expenses                 (12,792)    (19,104)   (28,441)   (45,553)
                                                           ------      ------     ------    -------

Gross profit                                               24,673      24,169     49,216     49,660

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                       (1,119)     (1,688)    (2,418)    (3,426)
    Used car sales                                           (591)     (1,435)    (1,362)    (2,990)
                                                           ------      ------     ------     ------
      Total adverstising, promotion and selling            (1,710)     (3,123)    (3,780)    (6,416)

  General and administrative expenses                        (987)       (926)    (1,820)    (1,812)

  Other                                                      (116)          -       (135)        (9)
                                                            -----       -----      -----      -----
Total selling, general, administrative and other expenses  (2,813)     (4,049)    (5,735)    (8,237)
                                                            -----       -----      -----      -----
Depreciation expenses:

   Vehicle depreciation expenses                           (7,046)      2,635    (14,076)    (5,559)

   Non-Vehicle depreciation and amortization expenses         (39)        (22)       (69)       (43)
                                                           ------      ------     ------     ------
Total depreciation expenses                                (7,085)      2,613    (14,145)    (5,602)
                                                           ------      ------     ------     ------

Operating income                                           14,775      22,733     29,336     35,821

Financial Interest:
   Expense                                                   (321)       (235)      (455)      (497)
   Income                                                     562       2,190      1,002      2,977
   Taxes on financial revenues                                (21)        (80)       (38)      (109)
                                                             ----       -----      -----      -----
      Financial interest income, net                          220       1,875        509      2,371
                                                             ----       -----      -----      -----

Income before taxes                                        14,995      24,608     29,845     38,192

Income and social contribution taxes                       (5,015)     (8,251)   (10,057)   (12,863)
                                                            -----      ------     ------     ------
Net income                                                  9,980      16,357     19,788     25,329
                                                            =====      ======     ======     ======

                               TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

STATEMENT OF OPERATIONS DATA                             2 Q 2001    2 Q 2002   1 H 2001   1 H 2002
                                                         --------    --------   --------   --------
OTHER DATA :

EBITDA                                                     21,860      20,120     43,481     41,423

Vehicle Depreciation Expenses                              (7,046)      2,635    (14,076)    (5,559)
                                                           ------      ------     ------     ------
Adjusted EBITDA                                            14,814      22,755     29,405     35,864
                                                           ======      ======     ======     ======




             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2001 and in the 2002 financial statements, certain amounts in Total Fleet's results of operations for 2001 have been reclassified.

1 - Reclassification of 2Q2001 and 1H2001 amounts related to sales taxes from net revenues to taxes on revenues recorded as costs, in the amounts of R$1,287 and R$2,561 respectively.


                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

STATEMENT OF OPERATIONS DATA                           2 Q 2001      2 Q 2002      1 H 2001      1 H 2002
                                                       --------      --------      --------      --------

Fleet at end of period                                   12,000        11,489        12,000        11,489

Average Operating Fleet Age (months)                       15.6          18.7          15.2          18.1

Number of Rental Days                                   952,680       932,190     1,873,770     1,909,320

Utilization Rates                                        98.09%        97.65%        97.77%        98.61%

Numbers of Cars Purchased                                 1,603         1,149         2,439         1,615

Average Purchase Price                                    17.09         22,39         17.34         23.83

Total Investment in Fleet                              27,402.7      25,726.1      42,299.7      38,477.9

Numbers of Cars Sold                                        535           927         1,250         2,399

Average Car Price                                         15.24         14.29         15.27         14.36

Depreciation per car                                   2,611.73       -993.65      2,643.96      1,033.54

Average Annual Revenue per Owned
 Car in Operation.....(R$)                            10,690.43     10,827.60     10,824.53     10,778.12

Average Rental Revenue per Rental
 Car per Day.....(R$)                                     30.27         30.80         30.76         30.36
